Room 4561

July 25, 2007

Mr. Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

     **Re:    Autobytel Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2006**
            **Filed March 15, 2007**
            **File No. 000-22239**

Dear Mr. Houdeshell:

     We have reviewed your response letter dated July 9, 2007 and have the following additional comment. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated June 22, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 7. Commitments and Contingencies, page F-32

1.     We are still considering your responses to our comments related to your litigation settlement with Dealix. We continue to question whether the covenant not to sue represents an ongoing obligation sufficient to result in ratable recognition in accordance with SAB 104. In this regard, we note that it appears as if you are simply promising not to pursue Dealix in the event that your future development

efforts cause their previously agreed-upon use of the license to be subject to additional infringement claims.  In addition, we are skeptical about your assertion that the international licenses, that transfer very broad intellectual property rights, provide adequate support for considering a portion of this settlement to be revenue.  In order to assist us in resolving these issues, please tell us whether you have consulted with your auditors' National Office regarding the accounting for this settlement.  If so, provide us with their analysis including any accounting treatments that were considered and rejected along with the reasons why.  You may also add to, or clarify, any information that was previously provided to us.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief